UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,
VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	23 August 2017

Location	Melbourne, Australia

Release Number	24/17

BHP Board Changes

BHP Chairman, Jac Nasser, today announced the appointment of Terry Bowen and John Mogford to the BHP Board as independent Non-executive Directors, effective 1 October 2017.

Mr Bowen has over 25 years of strategic, operational and financial experience across a range of sectors. He has been the Finance Director of Wesfarmers Limited for the past eight years. (He will retire from that position towards the end of this calendar year.) During his time as Finance Director of Wesfarmers, Mr Bowen has been responsible for the disciplined allocation of capital among its 38 businesses across different industries. Mr Bowen has also had extensive experience transforming and operating businesses in the Wesfarmers structure, with a focus on improved cashflow and cost efficiency.

Mr Mogford has over 40 years of experience in the oil and gas sector, including 33 years at BP Plc in technical, operational and leadership roles. While at BP, Mr Mogford acquired deep experience across the oil and gas business, working in the areas of exploration, downstream, upstream, safety and technology. Mr Mogford also has private equity and strategic experience in the energy sector, holding the roles of Managing Director and Operating Partner at First Reserve Corporation from 2009 to 2015, and as a Senior Advisor to the Head of the Oil and Gas Practice at Nomura Investment Bank from 2010 to 2013.

Mr Nasser said that both appointments would be excellent additions to the BHP Board. “The appointments are the outcome of our structured and robust approach to Board succession, and are based on a five year planning outlook, consideration of the skills, experience and attributes required to effectively govern the business, and exhaustive global searches for suitable candidates.

Terry has extensive operational, strategic and capital allocation experience, across a range of industries, gained through his role at Wesfarmers and prior roles. John has deep operational and technical oil and gas experience. He has successfully managed large and complex projects and operations, has an in-depth understanding of global markets through the cycle, and has private equity and strategic experience in the energy sector.

Terry and John will make significant contributions to the BHP Board, supplementing and enhancing the current skills and experience of the other Directors.”

Mr Nasser also announced today that, given his involvement in ongoing legal proceedings in Italy relating to his prior employment with Shell, Malcolm Brinded has decided not to stand for re-election as a Non-executive Director at the 2017 Annual General Meetings of BHP, with 18 October 2017 to be Mr Brinded’s final day on the Board of BHP. Mr Nasser said “Malcolm has been an active and engaged member of the Board since he joined in April 2014. He has made an outstanding contribution to BHP during his tenure, and the Board looks forward to the time when Malcolm will be able to recommence his service on the Board of BHP.”

In addition, owing to concerns expressed by some investors, Grant King has decided that he will not stand for election at the 2017 Annual General Meetings of BHP, and will retire from the Board on 31 August 2017. Mr Nasser thanked Mr King for his service to BHP, and expressed regret that Mr King would not be remaining on the Board. “Grant brought a valuable set of skills to the Board, having created significant long-term value as a long-time public company CEO. His experience managing through challenging industry dynamics and a complex regulatory environment, as well as his deep understanding of oil and gas, were beneficial in Board discussions, and will be missed. I wish Grant the very best for the future.”

Terry Bowen

Mr Bowen, 50, has served as Finance Director of Wesfarmers Limited since 2009. He has held various roles at Wesfarmers, including as Chief Financial Officer of Wesfarmers Landmark at the time of its sale to AWB Limited in 2003, Managing Director of Wesfarmers Industrial and Safety, Finance Director of Coles and Chairman of Officeworks. He will retire from his positions with the Wesfarmers group towards the end of this calendar year.

Between 2003 and 2005, Mr Bowen served as the inaugural Chief Financial Officer for Jetstar Airways Pty Ltd.

Mr Bowen is Chairman of the West Australian Opera Company and on the Board of the West Coast Eagles Football Club. He is also a member of the Curtin Business School Advisory Council.

Mr Bowen has a Bachelor of Accounting from the University of South Australia and is a Fellow of Certified Practising Accountants Australia.

John Mogford

Mr Mogford, 64, has over 40 years’ experience in the oil and gas industry. From 2009 to 2015, he held the positions of Managing Director and Operating Partner at First Reserve Corporation. Mr Mogford was a non-executive director of Midstates Petroleum Company Inc. from 2011 to 2016 and of CHC Group Ltd from 2012 to 2015. He was also a Senior Advisor to the Head of the Global Oil and Gas Practice at Nomura Investment Bank from 2010 to 2013.

From 1977 to 2009, Mr Mogford held various leadership, technical and operational roles at BP Plc, including as Chief Operating Officer and Executive Vice President of Downstream, Refining and Safety & Operations.

Mr Mogford is a non-executive director of Weir Group Plc, ERM Worldwide Group Limited and DOF Subsea AS.

Mr Mogford has a Bachelor of Engineering from the University of Sheffield and is a Fellow of the Institute of Mechanical Engineers UK.

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations
Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com
Australia and Asia	Australia and Asia
Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
United Kingdom and South Africa	United Kingdom and South Africa
Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas
Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 23, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary